Exhibit 12.1
CMP Susquehanna Radio Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	SPC				Radio Holdings		SPC	Radio Holdings
	Years ended December 31,
				January 1, 2006 to	May 05, 2006 to	Pro forma Year Ended	Three Months Ended	Three Months Ended
	2003	2004	2005	May 04, 2006	December 31, 2006	December 31, 2006	March 31, 2006	March 31, 2007
Fixed Charges:						(Unaudited)	(Unaudited)	(Unaudited)
Interest expense	$18,820	$19,841	$17,141	$4,441	$51,747	$76,915	$4,283	$18,648
Amortization of loan fees	—	—	—	197	2,314	3,454	183	860
Estimated interest within rental expense	1,238	1,275	1,325	467	933	1,400	233	331

Total fixed charges	20,058	21,116	18,466	5,105	54,994	81,769	4,699	19,839

Earnings (Loss):
Income (loss) from continuing operations before income taxes	36,622	42,941	30,095	(42,616)	(26,788)	(39,410)	(1,337)	(4,180)
add Fixed Charges	20,058	21,116	18,466	5,105	54,994	81,769	4,699	19,839

Total earnings (loss)	56,680	64,057	48,561	(37,511)	28,206	42,359	3,362	15,659

Ratio	2.83	3.03	2.63	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	N/A	N/A	N/A	$(42,616)	$(26,788)	$(39,410)	$(1,337)	$(4,180)